

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2019

Akash Palkhiwala
Interim Chief Financial Officer
QUALCOMM Incorporated
5775 Morehouse Dr
San Diego, CA 92121-1714

> **Re: QUALCOMM Incorporated**
> **Form 10-K for the Fiscal Year Ended September 30, 2018**
> **Filed November 7, 2018**
> **File No. 000-19528**

Dear Mr. Palkhiwala :

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing